UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 1-32895

Penn West Petroleum Ltd.

(Translation of registrant’s name into English)

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

Exhibits 99.2 and 99.3 to this Form 6-K are hereby incorporated by reference into the registration statement on Form F-3 of Penn West Petroleum Ltd. (File No. 333-171675).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 10, 2012.

PENN WEST PETROLEUM LTD.

By:	/s/ Sherry Wendt
Name:	Sherry Wendt
Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated August 10, 2012

99.2	Management’s Discussion and Analysis for the period ended June 30, 2012

99.3	Unaudited Interim Consolidated Financial Statements for the period ended June 30, 2012

99.4	Form F2-109F2 Full Certificate, dated August 10, 2012 of Murray R. Nunns, President & Chief Executive Officer

99.5	Form F2-109F2 Full Certificate, dated August 10, 2012 of Todd Takeyasu, Executive Vice President & Chief Financial Officer